Exhibit 99.197

NexTech to Release Q2 Earnings on August 25th, 2020

New York, NY – Toronto, ON –August 11th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, and Virtual Events, is pleased to announce that NexTech CEO Evan Gappelberg and CFO Kashif Malik, CPA, CA will be hosting the companies live conference call after the close on August 25th, 2020.

The earnings will be released after the close and the call will begin at 4:30 EST.

Bridge Name: NexTech AR Solutions

Conference ID: 597-9019

Dial in: +1 (435)-777-2200

Toll-Free +1 (800) 309-2350

The presentation will be followed by a question and answer session.

For those unable to join the live event, a recording of the presentation will be posted later on the company’s website.

Preliminary numbers and Q2 2020 highlights:

●	Record revenue grows 133% to $3.5 million

●	Record gross Profit grows 171% to $2.1 million with a 60% margin

●	Record cash on hand of $6.4 million

●	Record working Capital of $7.3 million

●	Obtained credit facility from the Royal Bank of Canada of $600k

●	Applied for uplist to NASDAQ CM

●	InfernoAR virtual events product launches and revenues begin scaling

●	On 7/21-Evan Gappelberg, CEO of NexTech AR Solutions purchased 250,000 shares through a warrant conversion for a total consideration of $175,000 the shares increased his total holdings to 6,093,328.

On July 23, 2020 The company announced a financing on July 23, 2020 (the “Offering”), will be for an offering size of up to $15,000,000. The Offering will be conducted on an agency basis for the issuance of up to 2,307,692 units of the Company (the “Units”) at a price of $6.50 per Unit. The Offering is being led by Mackie Research Capital Corporation as sole agent and sole bookrunner (the “Agent”).

The closing of the Offering is currently expected to be on or about the week of August 17, 2020 and is subject to certain conditions including, but not limited to, the execution of an agency agreement and the receipt of all necessary regulatory approvals including the approval of the Exchange.

Evan Gappelberg, CEO of NexTech comments, “We are pleased to report that our preliminary second quarter ended June 30th, 2020 results were positive and very strong across our business segments. These results were driven by new customer additions, expansion of product lines and increases in conversions from our e-commerce and the newly acquired, InfernoAR business. He continues, “We are uniquely positioned to see our business benefit from this new ’stay at home’ paradigm shift with our AR ecommerce, video conferencing and Virtual Events business units. The digital transformation that is taking place globally is creating more business opportunities for video conference virtual learning, virtual conferences, or virtual events, and e-commerce than ever before.”

The CEO continues, “NexTech’s leadership position in this industry is now attracting more M&A opportunities, as we are being approached by innovative AR/VR technology companies. We have closed on four deals in the last 18 months and are in discussions with several candidates with an eye toward a transformative acquisition, which could further enhance shareholder value.”

About InfernoAR

InfernoAR, supports clients that require integration with enterprise systems, custom workflow, cognitive search and discovery, interactive features and secure multi-CDN streaming in front of and behind the firewall. The platform services Fortune 500 businesses like Johnson and Johnson, Viacom, Polycom and others. InfernoAR is super secure with token authentication allowing the CDNs to reject serving videos to unauthorized users, by taking the JWT authentication to the edge security is pushed closer to the user and load is taken off the core application. InfernoAR has been providing top products and service in the video streaming space for 10+ years.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform is a end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: Advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: Expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

631-655-6733

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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